UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
SEP 27 2004
WASH, D.C.
202
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


04043930

For the transition period from ____________________ to ________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

COMPUWARE CORPORATION ESOP/401(k) PLAN

TABLE OF CONTENTS

	Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	3-4
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MARCH 31, 2004 AND 2003:	
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7 - 10
SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2004:	11
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation
ESOP/401(k) Plan

(Name of Plan)

Date: September 24, 2004

By: Laura L. Fournier

Laura L. Fournier
Senior Vice President and
Chief Financial Officer


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of Compuware Corporation ESOP/401(k) Plan (the Plan) as of March 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
August 25, 2004

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of the Compuware Corporation
ESOP/401(k) Plan
Compuware Corporation

We have audited the accompanying statement of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (the "Plan") as of March 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with Accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

September 8, 2003

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments—at fair value (Note 6):		
Common Stock—Compuware Corporation	$ 97,791,119	$ 48,557,750
Common Stock—Bank One	3,220,023	2,917,988
Commingled Pool - Fidelity U.S. Equity Index	59,108,328	-
Mutual Funds:		
Short-term securities	32,288,934	34,983,885
Bonds (government and corporate)	32,763,552	31,108,753
Equity	192,368,020	166,098,624
Real estate	4,348,257	2,244,790
Participant loans	3,890,908	3,752,048
Total investments	425,779,141	289,663,838
Employer's contribution receivable	4,872,152	
Other receivable	89,301	45,710
NET ASSETS AVAILABLE FOR BENEFITS	$ 430,740,594	$ 289,709,548

See notes to financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTABLE TO:		
Investment income (loss) (Note 7):		
Interest and dividends	$ 5,243,089	$ 4,342,129
Net appreciation (depreciation) in fair value of Compuware Corporation common stock	55,690,901	(113,303,814)
Net appreciation (depreciation) in fair value of Bank One common stock	1,605,945	(616,666)
Net appreciation in fair value of Fidelity U.S. Equity Index Commingled Pool	3,261,823	-
Net appreciation (depreciation) in fair value of Mutual Funds	66,009,496	(57,172,372)
Total investment income (loss)	131,811,254	(166,750,723)
Contributions (Note 7):		
Employee	32,859,082	34,803,159
Employer	4,872,152	9,425,000
Participant rollover	1,601,591	1,348,644
Total contributions	39,332,825	45,576,803
Total additions (reductions)	171,144,079	(121,173,920)
REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO:		
Benefits paid to participants (Note 7)	30,099,853	35,308,832
Administrative and other expenses	13,180	1,223
Total reductions	30,113,033	35,310,055
NET INCREASE (DECREASE)	141,031,046	(156,483,975)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	289,709,548	446,193,523
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 430,740,594	$ 289,709,548

See notes to financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2004 AND 2003

1. GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (the "Company") ESOP/401(k) Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan ("ESOP") and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive the discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Compuware has entered into a trust agreement with Fidelity Management Trust Company ("Fidelity") appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. All employer contributions made during the 2004 and 2003 Plan years were in the form of Company stock. If an ESOP contribution is ever made in cash, the cash will be applied to the purchase of Compuware Stock.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pay per pay period on a pre-tax basis, and up to 10% of their pay per pay period on an after-tax basis, with a combined maximum limit of 75% for investment in the Plan. The amount of pay deferral contributions for each participant is limited to $13,000 during the 2004 calendar year and $12,000 during the 2003 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax "catch-up" contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $3,000 for 2004 and $2,000 for 2003.

Participants' Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based on each participant's fiscal year compensation as a percentage of aggregate fiscal year compensation of all participants.

Participants' Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after three years of service, with full vesting occurring after seven years of service. In any year in which the Plan becomes top heavy, vesting begins after two years of service, with full vesting after six years.

Vesting—401(k)—All participant contributions and earnings thereon are fully vested.

Forfeited Accounts—During the Plan year March 31, 2004 and 2003, forfeited nonvested accounts totaled $2,417,638 and $752,319, respectively. These accounts are allocated to remaining participants in the same manner as Company contributions.

Participant Loans—Participants may have only two outstanding loans at any time (one from the ESOP allocations and one from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers). The minimum loan amount is $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested 401(k) and ESOP source balance minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator (the Company) quarterly to be 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5% to 10.75%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's Loan Coupon Service for hourly and terminated employees. Effective January 2, 2004, participants are charged $35 to initiate a Plan loan with a quarterly maintenance fee of $3.75 for each outstanding loan.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation—The Plan's investments are stated at fair value (based on quoted market prices) as of the financial statement date, which represent net asset value of shares held by the Plan at year-end. The Plan's investment in Company stock is valued at its quoted market price of $7.41 and $3.39 at March 31, 2004 and 2003, respectively. The Plan's investments in all other common stocks and mutual funds are valued at fair value as determined by quoted market prices. Investments in commingled investment pools are valued at estimated fair value as determined by the Plan Trustee based upon the marke prices of the underlying investments. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

Use of Estimates—The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at March 31, 2004 and 2003, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances. The Company common stock held by the Plan as of March 31, 2004 has been valued at its quoted market price as of the 2004 financial statement date of $7.41 per share. The Company common stock held by the Plan has historically experienced price volatility and has declined to $4.84 per share as of August 25, 2004.

Plan Expenses—Plan expenses consisting primarily of fees to the recordkeeper, are expensed when incurred. Certain other expenses are absorbed by the Company.

Benefit Payments—Payments for benefits are recorded when paid.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Also, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any Fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund which are offered by Fidelity Investments, an affiliate of Fidelity Management Trust Company (collectively, Fidelity). Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and investments are also party-in-interest transactions.

6. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

	2004	2003
Compuware Corporation Common Stock:		
ESOP* (10,949,777 and 11,822,265 shares, respectively)	$ 81,137,851	$ 40,077,477
401(k) (2,247,405 and 2,501,555 shares, respectively)	16,653,268	8,480,273
Fidelity Equity Income Fund	30,029,005	20,341,345
Fidelity Diversified International Fund	32,253,267	18,239,578
Fidelity Mid-Cap Stock Fund	57,795,379	40,722,551
Fidelity Retirement Money Market Fund	28,266,743	30,919,666
Spartan U.S. Equity Index Fund	-	44,567,853
Fidelity U.S Bond Index	26,669,858	27,293,558
Fidelity U.S. Equity Index Commingled Pool	59,108,328	-

*Nonparticipant-directed

7. FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2004 and 2003:

	Non-Participant Directed			
	Common Stock ESOP	Common Stock Loan	Participant Directed	Total
BEGINNING BALANCE—MARCH 31, 2003	$ 40,077,477	$ 582,045	$ 249,050,026	$ 289,709,548
INVESTMENT INCOME	45,783,636	35,534	85,992,084	131,811,254
CONTRIBUTIONS:				
Employer	4,872,152			4,872,152
Employee			32,859,082	32,859,082
Participant rollover			1,601,591	1,601,591
Total contributions	4,872,152	-	34,460,673	39,332,825
BENEFITS PAID TO PARTICIPANTS	4,433,890	7,512	25,658,451	30,099,853
ADMINISTRATIVE AND OTHER EXPENSES			13,180	13,180
EXCHANGES	(289,372)	(75,919)	365,291	-
ENDING BALANCE—MARCH 31, 2004	$ 86,010,003	$ 534,148	$ 344,196,443	$ 430,740,594

	Common Stock ESOP	Common Stock Loan	Participant Directed	Total
BEGINNING BALANCE—MARCH 31, 2002	$ 130,380,676	$ 960,257	$ 314,852,590	$ 446,193,523
INVESTMENT (LOSS) INCOME	(95,099,424)	62,034	(71,713,333)	(166,750,723)
CONTRIBUTIONS:				
Employer	9,425,000			9,425,000
Employee			34,803,159	34,803,159
Participant rollover			1,348,644	1,348,644
Total contributions	9,425,000	-	36,151,803	45,576,803
BENEFITS PAID TO PARTICIPANTS	4,736,583	80,585	30,491,664	35,308,832
ADMINISTRATIVE AND OTHER EXPENSES			1,223	1,223
EXCHANGES	107,808	(359,661)	251,853	-
ENDING BALANCE—MARCH 31, 2003	$ 40,077,477	$ 582,045	$ 249,050,026	$ 289,709,548

* * * * * *

SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (in shares)	(d) Cost	(e) Current Value
*	Compuware Corporation	Common Stock Fund; 13,197,182 units	$ 76,147,740	$ 97,791,119
*	Fidelity	Equity Income Fund; 601,422 units	30,352,032	30,029,005
*	Fidelity	Diversified International Fund; 1,253,041 units	25,533,739	32,253,267
*	Fidelity	Dividend Growth Fund; 524,724 units	13,888,721	14,524,364
*	Fidelity	Mid-Cap Stock Fund; 2,597,545 units	52,757,201	57,795,379
	American Funds	Growth Fund of America - Class A Fund; 185,368 units	4,162,967	4,706,488
*	Fidelity	Retirement Money - Market Fund; 28,266,743 units		28,266,743
*	Fidelity	U.S. Bond Index Fund; 2,343,573 units	25,484,123	26,669,858
*	Fidelity	Institutional Short - Intermediate Government Fund; 408,344 units	3,911,865	4,022,191
	Janus	Worldwide Fund; 242,031 units	12,934,854	10,097,524
	Domini	Social Equity Fund; 13,232 units	335,717	367,993
	PIMCO	Foreign Bond Index Fund; 206,330 units	2,169,920	2,170,588
	Laudus Rosenberg	U.S. Small Capitalization Fund; 262,621 units	3,299,395	3,629,419
	Nicholas Applegate	High Yield Bond Fund; 379,411 units	3,805,714	3,923,106
	Janus	Twenty Fund; 420,949 units	20,931,142	16,067,612
	MSIFT	Mid-Cap Growth Fund; 574,554 units	13,006,966	10,221,313
	Managers	Special Equity Fund; 53,418 units	3,668,699	4,363,683
	Columbia Funds	Real Estate Equity Fund; 170,922 units	3,321,377	4,348,257
	Lord Abbett	Cap Value Fund; 414,356 units	6,902,466	8,311,973
*	Fidelity	U.S. Equity Index Commingled Pool Fund; 59,061 units	55,993,344	59,108,328
	Bank One	Common Stock; 1,721,769 units	1,567,480	3,220,023
*		Loans to participants 1)		3,890,908
	Total assets held for investment purposes			$ 425,779,141

1) Interest rates of 5.0% to 10.75%

* Denotes Party-in-interest

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Crowe Chizek and Company LLC
23.2	Consent of Independent Registered Public Accounting Firm – Deloitte and Touche LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated August 25, 2004 on the Compuware Corporation ESOP/401(k) Plan's (the Plan) financial statements for the year ended March 31, 2004 included in the 2004 Annual Report on Form 11-K of the Plan into Compuware Corporation's Registration Statement on Form S-8 (SEC File No. 333-70549) filed with the Securities and Exchange Commission.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
August 25, 2004

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70549 of Compuware Corporation on Form S-8 of our report dated September 8, 2003, appearing in this Annual Report on Form 11-K of Compuware Corporation ESOP/401(k) Plan for the year ended March 31, 2004.

Deloitte & Touche LLP

Detroit, Michigan
September 22, 2004